Exhibit 8

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the ILOG subsidiaries along with their jurisdiction of incorporation and the name under which they do business:

ILOG, Inc., Mountain View, California

ILOG (s) Pte Ltd., Singapore

ILOG GmbH, Bad Homburg, Germany

ILOG Ltd., Tokyo, Japan

ILOG SA, Madrid, Spain

ILOG Ltd., London, England

ILOG Australia PTY LTD, Sydney, Australia

ILOG Software Technology (Shanghai) CO. Ltd, Shanghai, China